Exhibit 99.1

Designated Filer:	Warburg Pincus Private Equity IX, L.P.
Issuer & Ticker Symbol:	Synutra International, Inc. (SYUT)
Date of Event Requiring Statement:	August 10, 2011

EXPLANATION OF RESPONSES

(1)           This Form 3 is filed on behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), Warburg Pincus IX LLC, a New York limited liability company (“WP IX LLC”), Warburg Pincus Partners LLC, a New York limited liability company (“WPP LLC”), Warburg Pincus & Co., a New York general partnership (“WP”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy (collectively, the “Warburg Pincus Reporting Persons”).

(2)           The sole general partner of WP IX is WP IX LLC.  WPP LLC is the sole member of WP IX LLC.  WP is the managing member of WPP LLC.  WP LLC manages WP IX.  Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC and may be deemed to control the Warburg Pincus Reporting Persons.  By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended, WP IX LLC, WPP LLC, WP, WP LLC, Mr. Kaye and Mr. Landy may be deemed to be the beneficial owners of any securities that may be deemed to be beneficially owned by WP IX.  Each of WP IX LLC, WPP LLC, WP, WP LLC, Mr. Kaye and Mr. Landy disclaims beneficial ownership of all shares of common stock of the Issuer, par value $0.0001 per share (“Common Stock”), except to the extent of any indirect pecuniary interest therein.

(3)           Pursuant to that certain Restated Senior Exchangeable Note with an issuance date of August 10, 2011 (the “Note”) issued by Beams Power Investment Limited, a British Virgin Islands limited liability company and a stockholder of the Issuer (“Beams Power”), to WP IX, all or any portion of the outstanding obligation under the Note is exchangeable by WP IX at any time and from time to time into shares of Common Stock held by Beams Power.

(4)           The Note has a maturity date of the close of business on November 23, 2011 (the “Maturity Date”), but because any amount of the obligation under the Note that is still outstanding following the Maturity Date will continue to be exchangeable into shares of Common Stock held by Beams Power, the Note has no definite expiration date.  Beams Power may not pay any portion of the obligation under the Note prior to the Maturity Date. In addition, in the event Beams Power defaults under the Note, Beams Power may not pay any portion of the obligation under the Note prior to the close of business on March 23, 2012.

(5)           This number assumes that the total outstanding obligation under that Note is $67,399,148.97, which was the total outstanding obligation under the Note as of August 10, 2011, the issuance date of the Note.  Additional late charges will accrue under the Note if any amount due is not paid when due, at a compound annual rate of 30% per annum from the date such amount was due until paid in full, which would be added to the outstanding obligation under the Note.  In addition, any further expenses incurred by WP IX under the Note or the related transaction documents would be added to the outstanding obligation under the Note. To the extent that any portion of the total outstanding obligation under the Note is paid by Beams Power in accordance with the terms of the Note, the total outstanding obligation under the Note will be subtracted from the outstanding obligation under the Note.  This number also assumes an exchange price of $7.98165 per share of Common Stock. The exchange price is subject to adjustment pursuant to the terms of the Note, which is described in Note 6 below.

(6)           Prior to the Maturity Date, all or any portion of the outstanding obligation under the Note is exchangeable by WP IX at any time and from time to time into shares of Common Stock held by Beams Power at an exchange price per share equal to the lesser of: (a) $7.98165 (the “Initial Exchange Price”), and (b) the amount equal to 90% of the weighted average trading price of the Common Stock for the 30-trading day period ending on the most recent trading day immediately preceding the date that WP IX delivers an exchange notice to Beams Power.  Following the Maturity Date, in the event the obligation under the Note has not been repaid by Beams Power in full, the outstanding obligation under the Note is exchangeable by WP IX at any time and from time to time into shares of Common Stock held by Beams Power at a price per share equal to the lesser of: (i) the Initial Exchange Price; (ii) the amount equal to 90% of the weighted average trading price of the Common Stock for the 30-trading day period ending on the most recent trading day immediately preceding the date that WP IX delivers an exchange notice to Beams Power; and (iii) the amount equal to 90% of the weighted average trading price of the Common Stock for the 30-trading day period ending on  November 22, 2011. In each case, the exchange price is also subject to adjustment for stock dividends, stock splits, rights issuances and certain other events relating to the Common Stock.